UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

APOLLO GLOBAL MANAGEMENT, INC.
(Name of Issuer)

Common stock, par value $0.00001 per share
(CUSIP Number)

03769M 106
(Title of Class of Securities)

Joshua Harris 404 Washington Avenue, PH 810 Miami Beach, FL 33139
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03769M 106	Page 2 of 10

SCHEDULE 13D
1	NAME OF REPORTING PERSON Joshua Harris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,786,690
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 34,786,690
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,786,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 6.1% (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON IN

(1)	The percentage ownership is based on 567,403,760 shares of common stock, par value $0.00001 per share (“Common Stock”), of Apollo Global Management, Inc. (the “Issuer”) issued and outstanding as of May 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 9, 2023. The Common Stock for which MJH Partners II LLC and MJH Partners III LLC are reported to have sole voting power and sole dispositive power in this Schedule 13D are included in the number of Common Stock reported in this Schedule 13D for which Mr. Harris has sole voting power and sole dispositive power.

CUSIP No. 03769M 106	Page 3 of 10

SCHEDULE 13D
1	NAME OF REPORTING PERSON MJH Partners II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,741,683
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 33,741,683
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,741,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 5.9% (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON PN

(1) The percentage ownership is based on 567,403,760 shares of common stock, par value $0.00001 per share, of the Issuer issued and outstanding as of May 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 9, 2023.

CUSIP No. 03769M 106	Page 4 of 10

SCHEDULE 13D
1	NAME OF REPORTING PERSON MJH Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.18%(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON PN

(1) The percentage ownership is based on 567,403,760 shares of common stock, par value $0.00001 per share, of the Issuer issued and outstanding as of May 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 9, 2023.

CUSIP No. 03769M 106	Page 5 of 10

SCHEDULE 13D

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by Joshua Harris and MJH Partners II LLC on January 11, 2022, relating to the shares of the common stock, par value $0.00001 per share (“Common Stock”), of Apollo Global Management, Inc., a Delaware corporation (the “Issuer”) (as so amended, the “Schedule 13D”). This Amendment No. 1 is being filed to reflect (i) the transfer by MJH Partners II LLC of 1,000,000 shares of Common Stock to MJH Partners III LLC, an estate planning vehicle for which Joshua Harris exercises voting and investment control, (ii) the disposition of Common Stock by certain of the Reporting Persons (as defined below) by means of open market transactions effected pursuant to Rule 144 of the Securities Act of 1933 and (iii) the entry into delayed draw variable share forward sale transactions by MJH Partners III LLC which relate to 1,000,000 shares of Common Stock.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended and restated to read as follows:

(a)	This Schedule 13D is being filed on behalf of Joshua Harris, MJH Partners II LLC and MJH Partners III LLC.

(b)	The principal business address for each Reporting Person is 404 Washington Avenue, PH 810, Miami Beach, FL 33139.

(c)	Mr. Harris is a co-founder of Apollo Global Management, Inc. and founder of 26North Partners LP. MJH Partners II LLC is an estate planning vehicle for which Mr. Harris exercises voting and investment control. MJH Partners III LLC is an estate planning vehicle for which Mr. Harris exercises voting and investment control.

(d)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Harris is a citizen of the United States of America. MJH Partners II LLC is a Delaware limited liability company. MJH Partners III LLC is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by adding the following sentence immediately after the last paragraph of such item:

No funds or consideration was paid for the transfer by MJH Partners II LLC of 1,000,000 shares of Common Stock to MJH Partners III LLC.

CUSIP No. 03769M 106	Page 6 of 10

SCHEDULE 13D

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following paragraphs immediately prior to the penultimate paragraph of such item:

On May 31, 2023, MJH Partners II LLC contributed and transferred 1,000,000 shares of Common Stock to MJH Partners III LLC.

On May 31, 2023, MJH Partners III LLC (the “Counterparty”), entered into the Delayed Draw Variable Share Forward Sale Contract (the “Forward Contract”) with JPMorgan Chase Bank, National Association (the “Bank”). The Forward Contract obligates the Counterparty to deliver to the Bank, on specified dates in June 2028 (each, a “Settlement Date”), at the Counterparty’s option, up to an aggregate number of shares of the Issuer’s Common Stock equal to the number of shares of Common Stock pledged by the Counterparty or, subject to certain conditions, an equivalent amount of cash.

The Forward Contract obligates the Counterparty to deliver to the Bank up to an aggregate number of shares of the Issuer’s Common Stock equal to the number of shares of Common Stock pledged by the Counterparty or, subject to certain conditions and at the Counterparty’s option, an equivalent amount of cash. The Counterparty pledged an aggregate of 1,000,000 shares of the Issuer’s Common Stock (the “Pledged Shares”) to secure its obligations under the Forward Contract. The Counterparty retains ownership and voting and ordinary dividend rights in the Pledged Shares during the term of the pledge (and thereafter if the Counterparty settles the Forward Contract in cash), subject to certain payments the Counterparty may need to make to the Bank with respect to dividends under the terms of the Forward Contract. Under the terms of the Forward Contract, the Counterparty may, at its election, subject to certain terms and conditions, receive a prepayment from the Bank with respect to some or all portions of the transactions covered by the Forward Contract, equal to the present value as of the relevant funding date of the payment of the Floor Price (as defined below) at maturity of the transactions.

For each of the ten components of the Forward Contract for which a prepayment has been paid to the Counterparty by the Bank, the number of shares of the Issuer’s Common Stock to be delivered to the Bank on each Settlement Date (or on which to base the amount of cash to be delivered to the Bank on such Settlement Date) is to be determined as follows: (a) if the per-share volume weighted average price of the Issuer’s Common Stock on the related valuation date (the “Settlement Price”) is less than or equal to a floor price that will be determined following a hedging period (the “Floor Price”), the Counterparty will deliver to the Bank 100,000 shares (i.e., the ratable portion of the Pledged Shares to be delivered with respect to each Settlement Date) (such number of shares, the “Number of Shares”); (b) if the Settlement Price is between the Floor Price and a cap price that will be determined following a hedging period (the “Cap Price”), the Counterparty will deliver to the Bank a number of shares of the Issuer’s Common Stock equal to the Number of Shares multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is the Settlement Price; and (c) if the Settlement Price is greater than the Cap Price, the Counterparty will deliver to the Bank a number of shares of the Issuer’s Common Stock equal to the product of (i) the Number of Shares and (ii) a fraction (a) the numerator of which is the sum of (x) the Floor Price and (y) the Settlement Price minus the Cap Price, and (b) the denominator of which is the Settlement Price.

CUSIP No. 03769M 106	Page 7 of 10

SCHEDULE 13D

For each of the ten components of the Forward Contract for which a prepayment has not been paid to the Counterparty by the Bank, the number of shares of the Issuer’s Common Stock to be delivered to the Bank on each Settlement Date (or on which to base the amount of cash to be delivered to the Bank on such Settlement Date) is to be determined as follows: (a) if the Settlement Price is greater than the Cap Price, the Bank will pay to the Counterparty the Cap Price multiplied by the Number of Shares, and the Counterparty will deliver to the Bank a number of shares equal to the Number of Shares; (b) if the Settlement Price is less than the Floor Price, the Counterparty will deliver to the Bank a number of shares equal to the Number of Shares, and the Bank will pay to the Counterparty the Floor Price multiplied by the Number of Shares; or (c) if the Settlement Price is between the Floor Price and the Cap Price, no payment or delivery of shares will be made by either party.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) of Schedule 13D are amended and supplemented to read as follows:

(a) and (b)

See the cover page with respect to each Reporting Person. Shares held by Mr. Harris include shares held by estate planning vehicles controlled by Mr. Harris and shares managed by an entity affiliated with Mr. Harris that is controlled by Mr. Harris. Reference to percentage ownerships of the Common Stock in this Schedule 13D are based on 567,403,760 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 9, 2023.

The Common Stock for which MJH Partners II LLC and MJH Partners III LLC are reported to have sole voting power and sole dispositive power in this Schedule 13D are included in the number of Common Stock reported in this Schedule 13D for which Mr. Harris has sole voting power and sole dispositive power.

By virtue of the agreements made pursuant to the Stockholders Agreement, the parties thereto, including the Reporting Persons, may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The parties to the Stockholders Agreement beneficially own an aggregate of 155,936,679 shares of Common Stock (approximately 27.48% of the Common Stock).2 The Reporting Persons disclaim beneficial ownership of any securities owned by such other parties. Only the shares of Common Stock beneficially owned by the Reporting Persons are the subject of this Schedule 13D. For a description of the relationship between the Reporting Person and the other parties to the Stockholders Agreement, see Item 4.

(c)

The information set forth in Items 3 and 4 above is hereby incorporated into this Item 5(c) by reference, as applicable.

The transactions in the Shares by MJH Partners II LLC during the past sixty days are set forth below.

2 Please refer to the separate Schedule 13Ds (and any amendments thereto) that have been or may be filed by (i) Leon D. Black, (ii) Socrates Trust, formerly known as the Heritage Trust u/a/d 11/12/2018, a trust organized under the laws of New York and established for the benefit of the family of Mr. Leon D. Black, (iii) LDB 2014 LLC, and (iv) Marc J. Rowan (and certain of his related entities or estate planning vehicles) with respect to their beneficial ownership of Common Stock.

CUSIP No. 03769M 106	Page 8 of 10

SCHEDULE 13D

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Sold	Price Per Share ($)*	Date of Sale
Sale of Common Stock	286,157	65.0865	4/17/2023
Sale of Common Stock	400,000	65.4258	4/18/2023
Sale of Common Stock	193,537	65.6511	4/19/2023
Sale of Common Stock	63,988	63.3592	4/24/2023
Sale of Common Stock	79,150	62.6409	4/27/2023
Sale of Common Stock	223,910	63.1778	4/28/2023
Sale of Common Stock	208,924	63.7379	5/1/2023
Sale of Common Stock	1,200	62.5075	5/3/2023
Sale of Common Stock	187,734	62.8510	5/9/2023
Sale of Common Stock	340,886	63.8392	5/10/2023
Sale of Common Stock	43,431	63.9093	5/11/2023
Sale of Common Stock	9,500	63.8768	5/12/2023
Sale of Common Stock	14,744	63.5950	5/15/2023
Sale of Common Stock	141,630	63.7465	5/17/2023
Sale of Common Stock	40,689	63.7808	5/18/2023
Sale of Common Stock	5,487	64.0376	5/19/2023
Sale of Common Stock	332,539	65.5088	5/22/2023
Sale of Common Stock	10,902	66.0808	5/23/2023
Sale of Common Stock	212,142	64.2924	5/25/2023
Sale of Common Stock	198,802	65.6659	5/26/2023
Sale of Common Stock	300,000	66.4411	5/30/2023
Sale of Common Stock	3,323	67.5053	5/31/2023

* Reflects the weighted average price per Share.

CUSIP No. 03769M 106	Page 9 of 10

SCHEDULE 13D

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement

Exhibit 3: Form of Delayed Draw Variable Share Forward Sale Contract

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2023

/s/ Joshua Harris
Joshua Harris

MJH PARTNERS II LLC

By:	/s/ Joshua Harris
Name: Joshua Harris
Title: President

MJH PARTNERS III LLC

By:	/s/ Joshua Harris
Name: Joshua Harris
Title: President